Mail Stop 6010

October 31, 2008

Mr. Alfred E. Mann
Chief Executive Officer
MannKind Corporation
28903 North Avenue Paine
Valencia, CA 91355

> **Re: MannKind Corporation**
> **Form 10-K**
> **Filed March 14, 2008**
> **File No. 000-50865**

Dear Mr. Mann:

We have reviewed your filing and have the following comments. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have included as an exhibit to the Form 10-K your supply agreement with Diosynth B.V., which is for the supply of insulin. You do not, however, describe the importance of this supply agreement to your business in the Business section or elsewhere in the Form 10-K. Please tell us why you believe this agreement is still a material contract, and to the extent that it is a material contract, please revise your Business description to describe the material terms of the agreement.

2. Throughout the Form 10-K you make reference to intellectual property and patents you have licensed. You also state that your success depends, in large part, on your ability to obtain and maintain intellectual property protection for your technology. To the extent that these licenses are material to your business, please revise your Business section to summarize the material terms of the license agreements. Your summary should describe payment provisions, the existence of royalty provisions, aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and obligations that must be met to keep the license in place, duration and termination provisions. Please also include any material license agreements as exhibits to the Form 10-K.

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Please respond to these comments within 10 business days or tell us when you will provide us with responses. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Michael Rosenthall at (202) 551-3674 or Sonia Barros at (202) 551-3655 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director